July 18, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

RE: Amendment Withdrawal to Application/Declaration on Form U-1 by Northeast Utilities (File No. 070-09541)

Ladies and Gentlemen:

Northeast Utilities respectfully withdraws its Amendment to Application/Declaration on Form U-1, previously filed on June 23, 2000 in SEC File No. 070-09541.

Please contact Jeffrey C. Miller, Assistant General Counsel, at (860) 665-3532 with any questions or comments with respect to this amendment withdrawal.



                                   /s/Jeffrey C. Miller
                                   Assistant General Counsel
                                   Northeast Utilities Service Company